UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

______________________

PROPHASE LABS, INC.

(Exact name of Company as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	0-21617 (Commission File Number)	23-2577138 (I.R.S. Employer Identification No.)

621 N. Shady Retreat Road Doylestown, PA	18901
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights

(Title of Class)

ITEM 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED.

Reference is hereby made to the Registration Statement on Form 8-A filed by ProPhase Labs, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 18, 1998 (the “Original Registration Statement”), relating to the Rights Agreement dated as of September 15, 1998 between the Company and the American Stock Transfer & Trust Company, LLC, as Rights Agent. Such Registration Statement is hereby incorporated herein by reference. The response to Item 1 of the Registration Statement is replaced in its entirety with the following:

On June 10, 2014, the Board of Directors of the Company approved, and on June 18, 2014, the Company entered into, an Amended and Restated Rights Agreement with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”), which amends and restates the Rights Agreement dated as of September 15, 1998 between the Company and the American Stock Transfer & Trust Company, LLC, as Rights Agent, which was subsequently amended on May 20, 2008 and August 18, 2009 (as amended, the “Original Agreement”). The Rights Agreement modifies the existing terms of the Original Agreement in the following ways: (i) the expiration date of rights issued pursuant to the Rights Agreement (the “Rights”) is extended to June 18, 2024, (ii) the limited exemption for Guy Quigley from the definition of “Acquiring Person” is decreased to his ownership as reported in the Company’s proxy statement for the 2014 annual meeting of shareholders, or any lesser amount he subsequently owns, (iii) an exemption was added for Ted Karkus, the Company’s Chairman and Chief Executive Officer, to acquire up to 20% of the Company’s common stock, (iv) the redemption price for the Rights was decreased from $0.01 per Right to $0.0001 per Right, and (v) certain other changes were made for the sake of clarity and consistency.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on June 18, 2014. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights trade with, and will initially be inseparable from, the shares of common stock of the Company. New Rights will accompany any new common stock that the Company issues until the Distribution Date described below.

Exercise Price. Each Right allows its holder to purchase from the Company one share of common stock for $45.00 (the “Exercise Price”), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights are not be exercisable until 10 business days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the outstanding common stock of the Company.

Ownership of certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934 — is treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual common stock is directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the certificates representing common stock of the Company will also evidence the Rights, and any transfer of common stock of the Company will constitute a transfer of the Rights. After that date, the Rights will separate from common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Flip In. If a person or group becomes an Acquiring Person, each holder of Rights, except the Acquiring Person, may purchase common stock of the Company having a value equal to two times the Exercise Price of the Right.

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, each holder of Rights, except the Acquiring Person, may purchase common stock of the Company having a value equal to two times the Exercise Price of the Right.

Expiration. Unless earlier exchanged, redeemed or amended, the Rights will expire on June 18, 2024.

Redemption. The Board of Directors may redeem the Rights for $0.0001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividend of its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock of the Company, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the common stock, the number of shares of common stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the common stock.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights, subject to certain limitations.

The Rights Agreement, together with the exhibits thereto, is filed as Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on June 18, 2014 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the full Rights Agreement.

ITEM 2.	EXHIBITS.

The response to Item 2 of the Registration Statement is replaced in its entirety with the following:

1.	Amended and Restated Rights Agreement by and between ProPhase Labs, Inc. and American Stock Transfer & Trust Company, LLC, dated as of June 18, 2014, which includes the Form of Right Certificate as Exhibit A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ProPhase Labs, Inc.

By:	/s/ Robert V. Cuddihy, Jr.
Robert V. Cuddihy, Jr.
Chief Operating Officer and
Chief Financial Officer

Date: June 18, 2014